Mail Stop 3561

May 13, 2010

Thomas P. Johnson and Mindy C. Meads, Co-Chief Executive Officers
Aeropostale, Inc.
112 West 34th Street, 22nd floor
New York, NY 10120

      Re: Aeropostale, Inc.
              Form 10-K for fiscal year ended January 30, 2010
              Filed March 29, 2010
              File No. 001-31314

Dear Mr. Johnson and Ms. Meads:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document or future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 30, 2010
Exhibits, page 54

1.   We note that Exhibit 10.7 does not include the exhibits referenced on page xii of your Second Amended and Restated Loan and Security Agreement with Bank of America. Please file this agreement in its entirety and with all exhibits and attachments with your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise. In addition, please file an executed copy of the agreement with your next periodic report.

                            * * * * *

Closing Comments

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

Questions may be directed to Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Michael J. Cunningham, CFO
        Fax: (646) 485-5430